

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2013

Via E-mail
Bonnie H. Anderson
President and Chief Executive Officer
Veracyte, Inc.
7000 Shoreline Court, Suite 250
South San Francisco, California 94080

> **Re:** **Veracyte, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 7, 2013**
> **File No. 333-191282**

Dear Ms. Anderson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. Please provide an expanded response and revise the prospectus to address clearly the two bulletin points of comment 1 from our letter dated September 30, 2013:

    - Clarify how you determined that molecular diagnostic solutions represent a $4.0 $4.0 billion opportunity, as it is unclear why you are using the amount saved by avoiding surgery rather than the amount that you would receive from the additional testing; and

    - Address how you concluded that Afirma GEC is sufficiently robust to reduce diagnostic surgery on patients with cytology indeterminate results by 90% given the report cited by you appears to make this claim only where the result has been reclassified as benign, rather than for all cases of cytology indeterminate results. We note that only 93 of 180 nonmalignant samples were correctly identified as benign by the gene-expression classifier, yielding a specificity of 52%.

Use of Proceeds, page 34

2.   We partially reissue comment four from our letter dated September 30, 2013. Please revise the discussion of the general and administrative expenses to provide clear disclosure that this includes compensation to officers and directors. To the extent the amount allocated to such compensation is known, please clearly disclose.

3.   We reissue comment five from our letter dated September 30, 2013. We note the disclosure in this section, the summary, and risk factors section regarding the broad discretion of management in using the net proceeds from the offering and the disclosure regarding the potential allocation of proceeds to acquisitions. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use are indicated. See Instruction 7 to item 504 of Regulation S-K. Please revise the disclosure in this section accordingly.

Physicians, page 69

4.   We note your response to comment nine from our letter dated September 30, 2013 that Sermo has been acquired by WorldOne. Please clarify the relationship between Sermo and WorldOne and explain why a consent from WorldOne was provided instead of one from Sermo.

Near Term Plan of Operations, page 85

5.   We partially reissue comment eight from our letter dated September 30, 2013. Please revise to estimate the anticipated expenses associated with the various items of your plan of operations.

Preferred Stock

6.   We partially reissue comment ten from our letter dated September 30, 2013. Please revise to provide clear disclosure throughout the prospectus of the concurrent conversion transaction.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li, Staff Accountant, at (202) 551-3335 or Raj Rajan, Senior Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc (via e-mail): Gabriela Lombardi, Esq.